EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	May 30,	May 31,	May 25,	May 27,	May 28,
In Millions, Except Ratios	2010	2009	2008	2007	2006

Earnings before income taxes and after-tax earnings from joint ventures (a)	$2,204.5	$1,942.2	$1,829.5	$1,696.2	$1,621.1
Distributed income of equity investees	88.0	68.5	108.7	45.2	77.4
Plus: Fixed charges (1)	423.1	463.4	494.6	496.8	462.8
Plus: Amortization of capitalized interest, net of interest capitalized	0.7	(2.2)	(2.0)	—	1.7

Earnings available to cover fixed charges	$2,716.3	$2,471.9	$2,430.8	$2,238.2	$2,163.0

Ratio of earnings to fixed charges	6.42	5.33	4.91	4.51	4.67

(1) Fixed charges:
Interest expense	$374.5	$409.5	$432.0	$396.6	$367.0
Preferred distributions to noncontrolling interests	2.6	7.2	22.0	63.8	60.5
Rentals (1/3)	46.0	46.7	40.6	36.4	35.3

Total fixed charges	$423.1	$463.4	$494.6	$496.8	$462.8

(a)	As discussed in Note 1 to the Consolidated Financial Statements in Item 8 of this report, we adopted new accounting guidance on noncontrolling interests at the beginning of fiscal 2010. To conform to the current year’s presentation, earnings attributable to noncontrolling interests, which were previously included in selling, general, and administrative expenses and interest, net, have been reclassified to net earnings attributable to noncontrolling interests.
For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and after-tax earnings of joint ventures, distributed income of equity investees, fixed charges, and amortization of capitalized interest, net of interest capitalized. Fixed charges represent gross interest expense (excluding interest on taxes) and subsidiary preferred distributions to noncontrolling interest holders, plus one-third (the proportion deemed representative of the interest factor) of rent expense.